1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

June 17, 2014

VIA EDGAR CORRESPONDENCE

Mr. John Grzeskiewicz
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Comments to Preliminary Proxy Statement for Alpine Foundation Fund (the “Fund”), a series of Alpine Series Trust (the “Trust”)
Investment Company Act File No. 811-10405

Dear Mr. Grzeskiewicz:

The Trust, on behalf of the Fund, filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) on June 2, 2014.  This letter responds to comments regarding the Proxy Statement that you provided in a telephone conversation on June 11, 2014 to Neesa Sood.  We have discussed the staff’s comments with representatives of the Trust.  For your convenience, the substance of those comments has been restated below.  The Trust’s response to each comment is set out immediately under the restated comment.

Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Proxy Statement.

Comment No. 1:  You noted that the proposal to change the investment objective includes changing the classification of the investment objective from fundamental to non-fundamental.  You asked the Trust include a statement that shareholders will be provided with 60 days notice for any changes to the new non-fundamental investment objective.

Response:  The Trust will add the requested disclosure as follows: “The Fund’s proposed non-fundamental investment objective, if approved by shareholders, may be changed by the Board upon 60 days’ prior notice to shareholders.”

Comment No. 2:  You asked the Trust to explain why the Fund’s name and investment objective are proposed to be changed at this time.

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Response:  The Trust will add the following disclosure:

The Board is proposing to make changes to the Fund’s name, investment objective and strategies because it believes that the repositioned Fund may generate more interest in the marketplace, potentially resulting in increased assets and economies of scale.

Comment No. 3:  You asked the Trust to discuss how the changes to the Fund’s investment strategies effects the risk level of the Fund’s portfolio.  For example, please discuss any new principal risks or any current risks that would no longer be a principal risk of the Fund.

Response:  The Trust will add the following disclosure:

Alpine proposes to make changes to the Fund’s investment strategies in order to position the Fund as an equity income fund.  Accordingly, the Fund may be largely or wholly invested in equity securities if the changes are approved. However, the Fund would still have the ability to invest up to 20% of its net assets in fixed income securities. The principal risks of the Fund would remain the same, as the Fund may invest to a reduced extent in fixed income securities.

Comment No. 4:  You asked the Trust to discuss whether the proposed investment strategy changes will result in the sale or purchase of the Fund’s portfolio securities.  Please also discuss any potential tax consequences.

Response:  The Trust will add the following disclosure:

If the changes are approved, the Fund’s portfolio will be repositioned to align with the new investment strategies. It is anticipated that there will be purchases and sales of portfolio securities and that the Fund will realize gains from the sale of certain of its holdings.

If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1124 or Neesa Sood at (202) 303-1232.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

Enclosures

cc:	Matthew K. Breitman, Alpine Woods Capital Investors, LLC
Neesa Sood, Esq., Willkie Farr & Gallagher LLP